EXHIBIT 4.2

Investment Agreement for

Huadian Zouxian Power Generation Company Limited

Among

Huadian Power International Corporation Limited

Yanzhou Coal Mining Company Limited

Zoucheng Municipal Assets Operation Company

August 23, 2007

Investment Agreement for Huadian Zouxian Power Generation Company Limited

To fully utilize the strength of regional resources, promote the economic development of Shandong Province and meet the power requirements of the Shandong electric grid, Huadian Power International Corporation Limited (hereinafter “Party A”), Yanzhou Coal Mining Company Limited (hereinafter “Party B”) and Zoucheng Municipal Assets Operation Company (hereinafter “Party C”) (hereinafter the “Shareholders”) decided to jointly establish a company with limited liability to implement the construction, operation and management of the two 1,000MW generating units for Phase IV of the Zouxian Power Plant Project based on the principles of sharing benefits and risks and combining strengths after friendly negotiations pursuant to the provisions of The Company Law of the People’s Republic of China and the relevant laws, rules and regulations. The terms reached are as follows:

Clause 1

To establish a long-term strategic partnership and strive for the maximized benefits of cooperation, Party A and Party B launched “Two 1,000MW ultra super-critical coal-fired generating units for Phase IV of the Zouxian Plant Project” and established a long-term relationship for the supply of coal based on the principle of mutual benefit. The bases of cooperation between the two parties are as follows:

(I)	Party A’s warranty: Given the same terms, Party A shall give priority to procuring coal from Party B and the company jointly established by Party A and Party B shall give priority to procuring coal from Party B.

(II)	Party B’s warranty: In accordance with prevailing market mechanism, Party B shall supply coal to the company jointly established by Party A and Party B at a favorable price meeting guaranteed quality, and use its best endeavor to satisfy Zouxian Plant’s demand for coal.

(III)	Party A and the company jointly established by Party A and Party B shall each enter into a long-term coal sale and purchase contract with Party B.

Clause 2

The company jointly established by the Shareholders is tentatively named Huadian Zouxian Power Generation Company Limited (hereinafter the “Company”). The final name of the Company is subject to approval by the Industrial and Commercial Administrative Department.

Clause 3

Legal address of the Company: Tangcun Town, Zoucheng, Shandong Province.

Clause 4

Scope of business of the Company: development, investment, construction and operation of projects relating to electricity and energy, and production and sale of electricity and energy.

Clause 5

Name and legal address of the investment parties of the Company

Party A:	Huadian Power International Corporation Limited, established and registered under the Shandong Province Industrial and Commercial Administrative Bureau
Legal representative:	Cao Peixi
Legal address:	14 Jingsan Road, Jinan City

Party B:	Yanzhou Coal Mining Company Limited, established and registered under Shandong Industrial and Commercial Administrative Bureau
Legal representative:	Wang Xin
Legal address:	298 Fushan South Road, Zoucheng, Shandong Province

Party C:	Zoucheng Municipal Assets Operation Company, established and registered under Zoucheng Industrial and Commercial Administrative Bureau
Legal representative:	Luo Zhen
Legal address:	22 Tieshan Lu, Zoucheng City

Clause 6

The total amount of investment on the Company’s two 1000MW units project is provisionally RMB8.5 billion and is subject to the final amount to be approved by the relevant department-in-charge after the completion of the project. The registered capital of the Company is RMB3 billion, of which, Party A shall contribute in the form of assets and cash formed by the fund it has injected to the Phase IV project of Zouxian Plant. Party A undertakes that such physical assets are in good operating condition, not subject to any pledge and no litigation and arbitration involved such assets, whereas Party B and Party C shall pay in the form of cash. The amount and the percentage of contribution of the Shareholders are:

Party A: RMB2.07 billion, representing 69% of the total registered capital of the Company

Party B: RMB900 million, representing 30% of the total registered capital of the Company

Party C: RMB30 million, representing 1% of the total registered capital of the Company

Clause 7

Phase IV project of Zouxian Plant is a project of Party A which is approved and invested by the State. In accordance with the relevant provisions of the State, the Shareholders shall appoint a qualified intermediary to conduct assessment on the project assets, with 31 December 2006 being the base date, and define the scope of project assets. The net assets after valuation and confirmation by the Shareholders shall be the capital to be injected into the Company by Party A.

Clause 8

Shareholders shall pay up their respective amount of contribution after confirmation of the relevant assessment reports by the Shareholders and within 30 business days from the date of this agreement. Capital contribution in the form of cash, shall be paid into the bank account opened by the Company. For capital contribution in the form of assets, the transfer formalities for the contributed assets shall be completed in accordance with applicable laws.

Shareholders who do not pay in accordance with the preceding term shall, in addition to paying the Company pursuant to the provisions above, also undertake obligations for breaching the contract to shareholders who have paid on time. Those who are in default up to two months shall pay a default penalty calculated at 0.03% of the capital outstanding per day. Those who are in default for over two months will be considered to have automatically forfeited the equity interest represented by the amount of capital it has not paid on time. The capital not paid on time will be provided by shareholders who have paid according to the proportion of contribution of the Shareholders who have paid up, and payment shall be made within 15 business days. The proportion of equity interest will also be adjusted accordingly.

Clause 9

After payment of contribution by shareholders, the capital has to be verified and certified by a qualified capital verification institution approved by the Shareholders.

Clause 10

The issue date of the Business License of the Company is the date of establishment of the Company. The term of operation of the Company is 30 years from the date of establishment of the Company. The term of operation of the Company can be renewed six months prior to the expiry date of operation of the Company upon the Shareholders’ consent.

Clause 11

The Shareholders undertake limited liability to the Company to the extent of its share of capital contribution. The Company shall carry out operation regulated in accordance with The Company Law of the People’s Republic of China and is a legal-person entity which has independent accounts, operates autonomously and bears its own profit/loss. The Company undertakes its liability obligations with its entire assets.

Clause 12

The shortfall between the total investment of the Company’s two 1000MW units project and the registered capital of the Company shall be settled by financing by the Company. Apart from paying in accordance with Clause 6 of this agreement, Party A shall not make further contribution in respect of the shortfall between the Company’s total investment and the Company’s registered capital. Also, Party A shall not provide guarantee, pledge or any warranties for financing the Company.

Clause 13

The physical assets (not including any asset within the scope of asset contribution by Party A) of the Phase IV project of Zouxian Plant formed by borrowings from financial institutions such as banks by Party A for the Phase IV project of Zouxian Plant and the balance of the funding shall be entirely transferred to the Company and shall be converted to loans of the Company upon its establishment.

Clause 14

Shareholders can transfer the whole or part of its equity interest among each other. They can also transfer their entire or part of their equity interest to persons other than shareholders of the Company. Shareholders transferring equity interest to persons other than shareholders of the Company shall obtain approval from the majority of other shareholders. Shareholders shall ask for consent from other shareholders by written notice in respect of the transfer of equity interest. If there is no response within 30 days from the receipt of the written notice by other shareholders, the recipients shall be deemed as agreeing to the transfer. If more than half of other shareholders do not agree to the transfer, the shareholders not agreeing to the transfer shall acquire the equity interest to be transferred. Dissenting shareholders who do not acquire the interest shall be deemed as agreeing to the transfer. On the same terms of transfer, other shareholders shall have the pre-emptive right to purchase the equity interest which is agreed to be transferred by shareholders. If two or more of Shareholders wish to exercise their pre-emptive right, the respective proportion of purchase shall be determined upon negotiation. If an agreement cannot be reached after negotiation, the pre-emptive rights shall be exercised according to the respective proportion of contribution at the time of transfer.

Clause 15

The Company shall have a board of directors. The board of directors comprises nine directors who shall be nominated by the shareholders and elected during the general meeting, of which six shall be nominated by Party A and three shall be nominated by Party B (including one executive director). The board of directors comprises one chairman, which shall be recommended by Party A among its current directors, and one vice chairman, which shall be recommended by Party B among its current directors.

The Company shall have a supervisory committee. The supervisory committee comprises five supervisors which shall be nominated by the shareholders and elected during the general meeting, of which one shall be nominated by Party A, Party B and Party C respectively and two shall be employee representatives. The supervisor nominated by Party B shall be the chairman of the supervisory committee.

Clause 16

Upon establishment, the Company can appoint Party A to take up its operation and management by unanimous consent of all shareholders. Based on the existing structure of Zouxian Power Plant’s management and under the leadership of the board of directors, Party A shall be responsible for the daily operation and management of the Company. The Company shall establish a sound production and operation management system whose detailed regulations and systems can be formulated by referring to the current management system of Party A and Zouxian Power Plant (partly owned by Party A). Such regulations and systems shall be enforced upon passing the approval procedures stipulated in the articles of association of the Company.

Under the entrustment of the operation and management of the Company, Party A guarantees:

(I)	that it will be in full compliance with the articles of association of the Company with respect to the establishment of internal management authorities of the Company and appointment and removal of senior management officers be enforced in accordance with relevant requirements set forth in the articles of association of the Company;

(II)	the unit consumption of coal fuel of the Company will be less than that of the first three phases of Zouxian Power Plant; and

(III)	it shall be responsible for coordinating the dispatching center of the provincial electricity company in order to make the Company the industry leader in term of number of hours of electricity generated;

Clause 17

The Company shall have one general manager, several deputy general managers, one chief financial controller, one chief engineer and one deputy financial controller. The general manager shall be nominated by the chairman, while the deputy general managers, chief financial controller and chief engineer shall be nominated by the general manager, and the deputy financial controller shall be recommended by Party B and nominated by the general manager.

The general manager, deputy general managers, chief financial controller, chief engineer and deputy financial controller shall be appointed for termd of three years and can be removed by the board of directors.

The deputy financial controller exercises the following functions:

(I)	Assisting chief financial controller to conduct the accounting and audit work of the Company, participating in general manager’s meetings in relation to the production and operation of the Company and other relevant meetings, being present in the board meetings and shareholders’ meeting, and protecting the interests of the Company and the shareholders.

(II)	Participating in the review and formulation of financial management requirements of the Company and other operating and management systems, participating in significant financial decision-making plans of the Company, such as operating strategies, operating objectives, profit distribution plans, loss make-up plans, budgeting etc.

(III)	Participating in business management, such as financial operation, receipt and use of funds, connected transactions and appropriation of utilities expenses. The deputy financial controller is entitled to inspect accounting information of the Company, including, but not limited to, accounting books, accounting vouchers, financial statements, items and amounts in utilities expense appropriation. If there is any query in relation to the above matters, the deputy financial controller can also challenge the relevant personnel, department or division heads of the Company.

(IV)	Assisting relevant directors to commence relevant work.

Clause 18

As an independent enterprise legal person, the Company shall establish an independent financial department, carry out independent audit work, operate on a self-finance basis and pay taxes in accordance with local tax laws. Costs incurred during the course of operation are accounted for separately and audited on an individual basis. In the event that the original power generating units of Zouxian Power Plant incur utilities expenses and management costs, the Company shall appropriate the costs by reasonable standards.

Clause 19

Allocation of costs: During the course of operation of the Company, costs shall be accounted for separately and audited on an individual basis.

Costs of the Company are accounted for and appropriated in accordance with the following requirements:

1.	Direct wages of production staff of the Company are accounted for as costs separately.

2.	Fuel costs are measured separately and accounted for as costs based on actual amounts.

3.	Water expenses are accounted for separately based on actual water consumption.

4.	Material costs and management fees for specialized items are measured separately and audited on an individual basis.

5.	Maintenance fees are measured separately and accounted for as costs based on actual amounts.

6.	Depreciation costs are separately provided for according to the definite scope of assets of the project.

7.	Leasing fees incurred by assets of Zouxian Power Plant occupied by the Company (including land, which shall require breakdowns) shall be paid to Zouxian Power Plant upon obtaining approval at the annual board meeting and annual general meeting.

8.	Provisions for taxes and surcharges are separately made according to revenue from the sale of electricity.

9.	Borrowing costs incurred shall specify the respective borrowers and purposes. Borrowing costs are audited on an individual basis according to the borrowers and purposes.

10.	Integrated allocation of staff of the Company and Zouxian Power Plant with labor relationship shall remains unchanged for the time being.

11.	If management fees and wages of staff assisting production cannot be measured separately, the respective actual amounts shall be allocated according to the capacity of the generating units. Particulars and items in connection with allocation of management fees and wages shall be recognized by the Shareholders.

Clause 20

Land required by the Company has been rented by Party A and will be rented by the Company upon its establishment. The Shareholders shall make concerted efforts to settle problems in respect of land use rights and use their best endeavor to convert the land from a leased land to assigned land.

Clause 21

Except under force majeure circumstances, any party to this agreement who fails to perform the duties under this agreement wholly or partially shall be considered in default. The defaulting party shall assume the loss incurred by the other parties as a result of such default.

Clause 22

Any dispute arising from the performance of this agreement between the Shareholders shall be settled through amiable negotiation. If negotiation fails, the Shareholders are entitled to initiate legal action in the competent people’s court of the location of the Company.

Clause 23

References to “more than” or “less than” a reference number in this agreement are not inclusive of the reference number.

Clause 24

Issues not covered by this agreement shall be negotiated and decided by the Shareholders and a supplemental agreement shall be entered into. The supplemental agreement shall be an integral part of this agreement and shall have equal legal effect as this agreement.

Clause 25

Upon the execution of this agreement, Party A shall be responsible for the drafting of the articles of association of the Company before its incorporation. The Shareholders are jointly responsible for issues in relation to the registration application for the establishment of the Company.

Clause 26

This agreement is signed by the legal representatives or authorized representatives of the Shareholders and affixed with common seal at Zoucheng City, Shandong Province on 23 August 2007. This agreement is approved by the State-owned Assets Supervision and Administration Commission, Shandong Province, and shall become effective upon approval by directors of both Party A and Party B.

Clause 27

This agreement is executed in 5 original counterparts and each party shall keep one copy. The Company will file the remaining two original copies for record and shall also keep several duplicates.

Signature page

Party A:	Legal representative (or authorized representative) of Huadian Power International Corporation Limited

(signed with seal affixed)

Party B:	Legal representative (or authorized representative) of Yanzhou Coal Mining Company Limited

(signed with seal affixed)

Party C:	Legal representative (or authorized representative) of Zoucheng Municipal Assets Operation Company

(signed with seal affixed)